

# Maximizing the Impact of Digital Marketing with Emotionally Intelligent AI

# THE PROBLEM

**Traditional Marketing is a Guessing Game: Inefficient, Ineffective, Costly**

- Generalized content marketed to broad, cold audiences is hit or miss and leads to suboptimal results
- Big Tech dominance limits options: Facebook, Google Ads

**Many Companies Lack:**

- Large, current and segmented marketing lists
- Ability to extract data and utilize it effectively
- Specialized expertise in multiple, complex systems, including data analytics and search engine optimization



# THE SOLUTION

HiveSkill's Emotionally Intelligent AI, Segmented Dataset and Specialized Expertise Enables Hyper-Specific Targeting and One-to-One Marketing That Delivers Results



**Removes Guesswork: Increases Efficiency and Effectiveness, Reduces Costs**
- Robust, segmented, dataset:
    - Hyper-specific targeting of a warm audience
- Proprietary, emotionally-intelligent AI interprets responses:
    - One-to-one follow-ups
    - Retargeting via Facebook and Google



**Provides Cutting Edge Data and Talent:**
- Experienced team with deep expertise maximizes impact:
    - Data analysis
    - Custom content
    - Build and run campaigns that deliver results

# MARKET OPPORTUNITY

Total Addressable Market: Digitization and Innovation Driving Rapid Growth

**Large and Growing Addressable Market:**

**$49.4B**

**17%**

Global digital marketing software : $49.4 B in 2019, estimated to grow at a CAGR of 17.4% from 2020 to 2027*

**$121.5B**

Marketing technology (Martech): $121.5Bn**, grew 100% in North America and the UK in the past two years.

*Source: Grandview Research.
**Source: BDO

# HIVESKILL BUSINESS MODEL

Flexible use cases enable a robust customer base



**Hive Skill**

# COMPETITIVE ADVANTAGES

- Digital Media Partnerships: Crunchbase, HubSpot
- Experienced leadership team offers deep expertise in AI, marketing and sales
- Proprietary, highly-segmented data, constantly enhanced with AI
    - Early mover advantage affords machine learning scale
- Differentiated offering combines a uniquely robust dataset and deep expertise
- Easy-to-use campaign-builder and simple ROAS (return on ad spend) dashboard in development


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# MEET THE TEAM



## Sophia Becker

*Manager*

- Harvard University: B.A. in English Literature
- Merkle
- Good Apple



## Will Kellett

*Technology*

- Southern New Hampshire University: B.A. in Information Technology
- Twenty year track record: CTO, Launch Angles



## Patrick Cahill

*Sales*

- Bates College: B.S. in Business/Managerial Economics
- MAC Venture Capital Group



## Michael Fanning

*Founder*

- Bentley University: Current Student (Business)
- Zelgor

# FUNDRAISING: USE OF PROCEEDS



Marketing

Administrative Costs

Content Generation — 20%

5%

5%

50% — Development

20% — Sales

**HiveSkill: Maximizing the Impact of Digital Marketing**

Our emotionally intelligent AI and deep expertise can market your business to the people most likely to open your emails, purchase your products, or invest in your company.